DREYFUS PREMIER WORLDWIDE GROWTH FUND, Inc.
STATEMENT OF INVESTMENTS
January 31, 2006 (Unaudited)

Common Stocks--100.3%	Shares	Value ($)
Consumer Discretionary--11.1%		
CBS, Cl. B	40,614	1,061,231
Christian Dior	370,000	34,413,053
Home Depot	4,505	182,678
McDonald's	224,800	7,870,248
McGraw-Hill Cos.	433,800	22,141,152
News, Cl. A	954,400	15,041,344
Pearson	300,944	3,896,905
Time Warner	10,215	179,069
Viacom, Cl. B	40,614a	1,684,648
		86,470,328
Consumer Staples--24.4%		
Altria Group	730,000	52,808,200
Coca-Cola	458,100	18,956,178
Diageo, ADR	165,000	9,903,300
Groupe Danone, ADR	1,000,000	22,460,000
LVMH Moet Hennessy Louis Vuitton	122,175	11,021,865
Nestle, ADR	326,600	23,945,218
PepsiCo	241,675	13,818,976
Walgreen	535,000	23,154,800
Wal-Mart Stores	300,022	13,834,014
		189,902,551
Financial--13.0%		
American Express	224,850	11,793,382
Ameriprise Financial	45,970	1,870,519
Citigroup	603,284	28,100,969
Deutsche Bank	85,300	9,163,779
Eurazeo	60,184	6,727,368
HSBC Holdings, ADR	100,000	8,318,000
JPMorgan Chase & Co.	299,100	11,889,225
UBS	100,000	10,870,415
Assicurazioni Generali	239,900	8,292,563
Zurich Financial Services	20,500	4,488,934
		101,515,154
Energy--20.1%		
BP, ADR	480,000	34,708,800
Chevron	360,800	21,424,304
ConocoPhillips	26,000	1,682,200
Exxon Mobil	964,008	60,491,502
Total, ADR	277,158	38,339,266
		156,646,072
Health Care--9.8%		
Abbott Laboratories	200,300	8,642,945
Eli Lilly & Co.	178,700	10,117,994
Johnson & Johnson	225,525	12,976,708
Novartis, ADR	143,000	7,887,880
Pfizer	210,754	5,412,163
Roche Holding, ADR	402,000	31,752,561
		76,790,251
Household & Personal Products--6.7%		
Estee Lauder Cos., Cl. A	47,500	1,732,325
L'Oreal, ADR	1,850,000	30,029,940
Procter & Gamble	350,000	20,730,500
		52,492,765
Industrial--6.8%		
Emerson Electric	110,100	8,527,245
General Electric	771,072	25,252,608
Norsk Hydro, ADR	104,400	12,864,168
United Parcel Service, Cl. B	80,000	5,992,800
		52,636,821
Information Technology--5.9%		
Intel	1,450,941	30,861,515
Microsoft	550,600	15,499,390
		46,360,905
Materials--2.5%		
Air Liquide, ADR	431,017	17,721,523
Yara International, ADR	102,400	1,516,068
		19,237,591
Total Investments (cost $484,043,503)	**100.3%**	**782,052,438**
Liabilities, Less Cash and Receivables	**(.3%)**	**(2,032,778)**
Net Assets	**100.0%**	**780,019,660**

ADR - American Depository Receipts.
[a] Non-income producing.

Securities valuation policies and other investment related disclosures are hereby incorporated
by reference to the annual and semi-annual reports previously filed with the Securities and
Exchange Commission on Form N-CSR.